UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*
MEI Pharma, Inc.
(Name of Issuer)
Common Stock, $0.00000002 par value
(Title of Class of Securities)
572322402
(CUSIP Number)
Albert Cha 575 High St. #201 Palo Alto, CA 94301
(650) 688-0818
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with copies to: David J. Saul, Esq. Ropes & Gray LLP 1900 University Ave, 6th Floor East Palo Alto, CA 94303
December 18, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 572322402
SCHEDULE 13D

1.	NAME OF REPORTING PERSON. Vivo Ventures VII, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 27-4484686
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	4,660,796 (1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	4,660,796 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,660,796 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		33.00% (2)
14.	TYPE OF REPORTING PERSON OO
(1)
Includes 4,150,340 shares of common stock and warrants exercisable for an additional 411,041 shares held of record by Vivo Ventures Fund VII, L.P., and 90,456 shares of common stock and warrants exercisable for an additional 8,959 shares held of record by Vivo Ventures VII Affiliates Fund, L.P.  Vivo Ventures VII, LLC is the sole general partner of both of the Vivo VII Funds and may be deemed to beneficially own such shares, and disclaims beneficial ownership of the shares except to the extent of its pecuniary interest therein.  See Item 2 and Item 4 below.

(2)
Based upon 13,702,570 shares of common stock outstanding, after giving effect to the 1-for-6 reverse stock split effected on December 18, 2012, as reported in the Issuer’s Form 8-K filed on December 18, 2012, and including the shares of common stock issued on December 18, 2012 pursuant to the Purchase Agreement (as defined in Item 4 below).

CUSIP No. 572322402

1.	NAME OF REPORTING PERSON Vivo Ventures Fund VII, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 0001509160
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	4,561,381 (1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	4,561,381 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,561,381 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		32.32% (2)
14.	TYPE OF REPORTING PERSON PN
(1)	Includes 4,150,340 shares of common stock and warrants exercisable for an additional 411,041 shares. See Item 4 below.
(2)
Based upon 13,702,570 shares of common stock outstanding, after giving effect to the 1-for-6 reverse stock split effected on December 18, 2012, as reported in the Issuer’s Form 8-K filed on December 18, 2012, and including the shares of common stock issued on December 18, 2012 pursuant to the Purchase Agreement (as defined in Item 4 below).

CUSIP No. 572322402

1.	NAME OF REPORTING PERSON Vivo Ventures VII Affiliates Fund, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 0001538309
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	99,415 (1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	99,415 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,415 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		0.73% (2)
14.	TYPE OF REPORTING PERSON PN
(1)	Includes 90,456 shares of common stock and warrants exercisable for an additional 8,959 shares. See Item 4 below.
(2)
Based upon 13,702,570 shares of common stock outstanding, after giving effect to the 1-for-6 reverse stock split effected on December 18, 2012, as reported in the Issuer’s Form 8-K filed on December 18, 2012, and including the shares of common stock issued on December 18, 2012 pursuant to the Purchase Agreement (as defined in Item 4 below).

CUSIP No. 572322402

1.	NAME OF REPORTING PERSON. Vivo Ventures V, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 84-1663511
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	270,782 (1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	270,782 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,782 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		1.97% (2)
14.	TYPE OF REPORTING PERSON OO
(1)
Includes 243,856 shares of common stock and warrants exercisable for an additional 24,151 shares held of record by Vivo Ventures Fund V, L.P., and 2,525 shares of common stock and warrants exercisable for an additional 250 shares held of record by Vivo Ventures V Affiliates Fund, L.P.  Vivo Ventures V, LLC is the sole general partner of both of the Vivo V Funds and may be deemed to beneficially own such shares, and disclaims beneficial ownership of the shares except to the extent of its pecuniary interest therein.  See Item 2 and Item 4 below.

(2)
Based upon 13,702,570 shares of common stock outstanding, after giving effect to the 1-for-6 reverse stock split effected on December 18, 2012, as reported in the Issuer’s Form 8-K filed on December 18, 2012, and including the shares of common stock issued on December 18, 2012 pursuant to the Purchase Agreement (as defined in Item 4 below).

CUSIP No. 572322402

1.	NAME OF REPORTING PERSON. Vivo Ventures Fund V, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-2588981
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	268,007 (1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	268,007 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 268,007 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		1.95% (2)
14.	TYPE OF REPORTING PERSON PN
(1)	Includes 243,856 shares of common stock and warrants exercisable for an additional 24,151 shares. See Item 4 below.

(2)
Based upon 13,702,570 shares of common stock outstanding, after giving effect to the 1-for-6 reverse stock split effected on December 18, 2012, as reported in the Issuer’s Form 8-K filed on December 18, 2012, and including the shares of common stock issued on December 18, 2012 pursuant to the Purchase Agreement (as defined in Item 4 below).

CUSIP No. 572322402

1.	NAME OF REPORTING PERSON. Vivo Ventures V Affiliates Fund, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3226166
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	2,775 (1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	2,775 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,775 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		0.02% (2)
14.	TYPE OF REPORTING PERSON PN
(1)	Includes 2,525 shares of common stock and warrants exercisable for an additional 250 shares. See Item 4 below.

(2)
Based upon 13,702,570 shares of common stock outstanding, after giving effect to the 1-for-6 reverse stock split effected on December 18, 2012, as reported in the Issuer’s Form 8-K filed on December 18, 2012, and including the shares of common stock issued on December 18, 2012 pursuant to the Purchase Agreement (as defined in Item 4 below).

CUSIP No. 572322402
SCHEDULE 13D

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.00000002 per share (the “Common Stock”) of MEI Pharma, Inc., a corporation organized under the laws of the state of Delaware (the “Issuer”). The address of the principal executive offices of the Issuer is 11975 El Camino Real, Suite 101, San Diego, CA 92130. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)
Name of Person Filing
The names of the Reporting Persons are:

Vivo Ventures VII, LLC (“Vivo VII LLC”)
Vivo Ventures Fund VII, L.P. (“Vivo VII L.P.”)
Vivo Ventures VII Affiliates Fund, L.P. (“Vivo VII Affiliates L.P.” and together with Vivo VII L.P., the “Funds”)
Vivo Ventures V, LLC (“Vivo V LLC”)
Vivo Ventures Fund V, L.P. (“Vivo V L.P.”)
Vivo Ventures V Affiliates Fund, L.P. (“Vivo V Affiliates L.P.” and together with Vivo V L.P., the “Vivo V Funds” and together with the Vivo V Funds, the “Funds”)

(b)	Address of Principal Business Office or, if none, Residence The address of the principal business office of the Reporting Persons is: 575 High Street, Suite 201 Palo Alto, CA 94301
(c)
Vivo VII LLC, as the sole general partner of both of theVivo VII Funds, may be deemed to beneficially own the Common Stock of the Issuer owned by the Vivo VII Funds.  Vivo VII LLC disclaims beneficial ownership of the shares of the Issuer held by each of the Funds, except to the extent of its pecuniary interest therein.  Each of the Vivo VII Funds disclaims beneficial ownership of the shares of Common Stock owned by the other Vivo VII Fund.

Vivo V LLC, as the sole general partner of both of the Vivo V Funds, may be deemed to beneficially own the Common Stock of the Issuer owned by the Vivo V Funds. Vivo V LLC disclaims beneficial ownership of the shares of the Issuer held by each of the Vivo V Funds, except to the extent of its pecuniary interest therein. Each of the Funds disclaims beneficial ownership of the shares of Common Stock owned by the other Vivo V Fund.

Each Vivo V LLC and Vivo VII LLC disclaims beneficial ownership of the shares of Common Stock owned by any Fund for which it is not a general partner and any shares of Common Stock beneficially owned by the other.

(d)-(e)
During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 572322402

(f)
Citizenship

Vivo VII LLC is a limited liability company organized under the laws of the State of Delaware.
Vivo VII L.P. is a limited partnership organized under the laws of the State of Delaware.
Vivo VII Affiliates L.P. is a limited partnership organized under the laws of the State of Delaware.

Vivo V LLC is a limited liability company organized under the laws of the State of Delaware.
Vivo V L.P. is a limited partnership organized under the laws of the State of Delaware.
Vivo V Affiliates L.P. is a limited partnership organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds

The Common Stock of the Issuer beneficially owned by the Reporting Persons was acquired with cash on hand from contributions from partners or members, as applicable, for the purpose of investing.

Item 4.	Purpose of Transaction

Securities Purchase Agreement and Warrants

On November 4, 2012, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) by and among the Issuer and the Vivo VII Funds, along with certain other accredited investors. Pursuant to the Purchase Agreement, the Issuer agreed, subject to stockholder approval, to issue an aggregate of 3,000,000 units (the “Units”) to the Vivo VII Funds for an aggregate purchase price of $9,000,000 in a private placement (the “Transaction”).  Each Unit consists of one share of Common Stock and warrants to acquire 0.70 shares of Common Stock at an exercise price of $3.12 per share (the “Warrants”). The Units issued to the Vivo VII Funds consisted of an aggregate of 3,000,000 shares of Common Stock (the “Shares”) and Warrants exercisable for an aggregate of 2,100,000 shares of Common Stock (the “Warrant Shares”), with Vivo VII L.P. acquiring Units for 2,936,010 shares of Common Stock and Warrants exercisable for an additional 2,055,207 shares of Common Stock and  Vivo Affiliates L.P. acquiring Units for 63,990 shares of Common Stock and Warrants exercisable for an additional 44,793 shares of Common Stock.  The warrants will expire 5 years after the date of issuance.  The Transaction closed on December 18, 2012.   All share amounts discussed in this paragraph give effect to the Issuer’s 1-for-6 reverse stock split effected on December 18, 2012

The Purchase Agreement provides that, if the Issuer proposes to offer equity or equity equivalent securities to any person prior to December 31, 2013 (a “Subsequent Financing”), each Vivo VII Fund then holding at least 500 shares of Common Stock (after giving effect to the 1-for-6 reverse stock split, with such amount to be further adjusted for any other stock splits, stock dividends, or recapitalizations of the Issuer or similar events), will have the right to purchase (the “Right of First Refusal”) its pro rata portion of such equity securities, based on its equity ownership of the Issuer, subject to certain conditions.

CUSIP No. 572322402

Registration Rights Agreement

The Issuer and the Vivo VII Funds have also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) concurrently with the Closing. Within 30 calendar days after the Closing, the Issuer will be required to file with the SEC a registration statement (the “Initial Registration Statement”) covering the resale by the Vivo VII Funds or their permitted transferees on a continuous basis pursuant to Rule 415 under the Securities Act 1933, as amended (“Rule 415”) of the Shares and Warrant Shares. If the SEC takes the position that the sale of all or some of the Registrable Securities (as defined in the Registration Rights Agreement) is not eligible to be made on a delayed or continuous basis under Rule 415, then the Issuer is required to amend the Initial Registration Statement to remove any Registrable Securities not permitted to be sold thereunder (“Cut Back Shares”) and to file an additional registration statement (“Additional Registration Statement”, and, together with the Initial Registration Statement, the “Registration Statements”) covering the Cut Back Shares on the terms set forth in the Registration Rights Agreement. To the extent the staff of the SEC does not permit all of the unregistered Cut Back Shares to be registered on an Additional Registration Statement, the Issuer shall file Additional Registration Statements successively trying to register on each such Additional Registration Statement the maximum number of remaining Cut Back Shares until all the Registrable Securities have been registered with the SEC.

The Issuer will agree to use commercially reasonable efforts to cause the Registration Statements to become effective within 60 days after the filing thereof, or, if any Registration Statement is reviewed by the SEC and the SEC provides written comments, within 90 days after the filing thereof. The Issuer will also agree to use commercially reasonable efforts to maintain the effectiveness of the Registration Statements for a period ending on the fifth anniversary of the Closing.

Governance Agreement

Concurrently with the Closing, the Issuer and the Vivo VII Funds enter into a Governance Agreement (the “Governance Agreement”). Under the Governance Agreement, the Issuer has agreed, to increase the size of the Board of Directors from six members to seven members, consisting of the Chief Executive Officer of the Issuer, five continuing directors who each qualify as independent directors under Nasdaq listing rules and one member proposed by either the Vivo VII Funds or another accredited investor in the Transaction, New Leaf Ventures (“New Leaf”) for nomination by the Nominating Committee for election by the Board of Directors. In addition, the Issuer agreed that, from and after the Closing, for so long as the Vivo VII Funds or New Leaf, as applicable, beneficially owns at least 10% of the shares of Common Stock outstanding, such investor will be entitled to propose a candidate for election to the Board of Directors for consideration by the Nominating Committee in connection with each annual meeting of the Issuer’s stockholders following the effectiveness of an Amended and Restated Certificate of Incorporation eliminating the Issuer’s classified Board of Directors and at such other times as such investors may propose. The Issuer will use its best efforts to cause the Nominating Committee to nominate such candidates for election to the Board of Directors. Subject to compliance with applicable laws, rules and regulations, the Issuer will also agree to use its best efforts to cause the Board of Directors to elect one of the directors proposed by either the Vivo VII Funds or New Leaf to be Chairman of the Board and to cause the Board to appoint at least one of such directors to serve on each standing and special committee of the Board of Directors.

The Governance Agreement will terminate with respect to the Issuer and the Vivo VII Funds at the earliest of (i) such time as the Vivo VII Funds beneficially own all of the shares of Common Stock then outstanding, (ii) such time as the Reporting Persons beneficially own less than 10% of the shares of Common Stock then outstanding, or (iii) the effectiveness of certain change of control transactions resulting in continuing stockholders of the Issuer holding less than 50% of the outstanding voting securities of the Issuer, its successor entity or a parent or subsidiary of its successor entity.

CUSIP No. 572322402

The foregoing descriptions of the Purchase Agreement, the Registration Rights Agreement, the Warrant and the Governance Agreement do not purport to be complete and are subject to, and qualified in their entirety by, reference to the full text of the Purchase Agreement, the Registration Rights Agreement and the Warrant, which are included as Exhibits 10.1, 10.2, 10.3 and 10.4 respectively, and are incorporated herein by reference.

Initial Warrant Exercise

On December 18, 2012, the Vivo VII Funds exercised Warrants pursuant to a cashless exercise, with Vivo VII L.P. receiving an additional 1,214,330 Common Shares and Vivo VII Affiliates receiving an additional 26,466 Common Shares.

APT Pharmaceuticals Distribution

APT Pharmaceuticals, Inc. (“ATP”) is a private company owned in part by the Vivo V Funds.  APT was a party to the Purchase Agreement and received 1,466,666 Units for an aggregate purchase price of $4,399,998 in the Transaction.  On December 18, 2012, ATP distributed the Units to its shareholders, with Vivo V L.P. receiving 172,508 shares of common stock and warrants exercisable for an additional 120,755 shares and Vivo V Affiliates L.P. receiving 1,786 shares of common stock and warrants exercisable for an additional 1,250 shares.  Vivo V LLC is the sole general partner of both of the Vivo V Funds.

On December 18, 2012, the Vivo V Funds exercised Warrants pursuant to a cashless exercise, with Vivo V L.P. receiving an additional 71,348 Common Shares and Vivo VII Affiliates receiving an additional 739 Common Shares.

The Reporting Persons may, from time to time, depending on market conditions and other considerations, acquire additional securities, take other steps to enhance the value of their investment or dispose of some or all of the securities of the Issuer held by them, including though trades in the open market, through privately negotiated transactions with third parties or otherwise.  These potential actions could involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, change in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization. In addition, from time to time the Reporting Persons and their representatives and advisers may communicate with other shareholders, industry participants and other interested parties concerning the Issuer.

Item 5.	Interest in Securities of Issuer

(a)	The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(b)	The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(c)	Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in the securities of the Issuer during the past 60 days.

(d)	Not Applicable.

(e)	Not Applicable.

CUSIP No. 572322402

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The disclosure regarding the Purchase Agreement, the Registration Rights Agreement, the Warrant and the Governance Agreement contained in Item 4 is incorporated herein by reference.

The Purchase Agreement, the Registration Rights Agreement and the Warrant are incorporated by reference as Exhibits 10.1, 10.2, 10.3 and 10.4 to this Schedule 13D and are incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

10.1
Securities Purchase Agreement, dated as of November 4, 2012, by and among MEI Pharma, Inc., and certain accredited investors identified on Exhibit A thereto (Incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (File No. 000-50484), filed with the SEC on November 5, 2012).

10.2	Form of Registration Rights Agreement (Incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K (File No. 000-50484), filed with the SEC on November 5, 2012).

10.3	Form of Warrant (Incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K (File No. 000-50484), filed with the SEC on November 5, 2012).
10.4	Form of Governance Agreement (Incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K (File No. 000-50484), filed with the SEC on November 5, 2012).
99.1	Joint Filing Agreement

CUSIP No. 572322402

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  December 21, 2012

Vivo Ventures VII, LLC
By:	/s/ Albert Cha
Name: Albert Cha Title: Managing Member
Vivo Ventures Fund VII, L.P.
By:	Vivo Ventures VII, LLC, its General Partner
By:	/s/ Albert Cha
Name: Albert Cha Title: Managing Member
Vivo Ventures VII Affiliates Fund, L.P.
By:	Vivo Ventures VII, LLC, its General Partner
By:	/s/ Albert Cha
Name: Albert Cha Title: Managing Member

CUSIP No. 572322402

Vivo Ventures V, LLC
By:	/s/ Albert Cha
Name: Albert Cha Title: Managing Member
Vivo Ventures Fund V, L.P.
By:	Vivo Ventures V, LLC, its General Partner
By:	/s/ Albert Cha
Name: Albert Cha Title: Managing Member
Vivo Ventures V Affiliates Fund, L.P.
By:	Vivo Ventures V, LLC, its General Partner
By:	/s/ Albert Cha
Name: Albert Cha Title: Managing Member

CUSIP No. 572322402

JOINT FILING AGREEMENT

In accordance with Rule 16a-3(j) and Rule 13d-1(k)(1) and under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of Schedules 13D and 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.00000002  per share, of MEI Pharma, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Forms Schedules 13D and l3G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other filing party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute one agreement.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of December 21, 2012.

Vivo Ventures VII, LLC
By:	/s/ Albert Cha
Name: Albert Cha Title: Managing Member
Vivo Ventures Fund VII, L.P.
By:	Vivo Ventures VII, LLC, its General Partner
By:	/s/ Albert Cha
Name: Albert Cha Title: Managing Member
Vivo Ventures VII Affiliates Fund, L.P.
By:	Vivo Ventures VII, LLC, its General Partner
By:	/s/ Albert Cha
Name: Albert Cha Title: Managing Member

CUSIP No. 572322402

Vivo Ventures V, LLC
By:	/s/ Albert Cha
Name: Albert Cha Title: Managing Member
Vivo Ventures Fund V, L.P.
By:	Vivo Ventures V, LLC, its General Partner
By:	/s/ Albert Cha
Name: Albert Cha Title: Managing Member
Vivo Ventures V Affiliates Fund, L.P.
By:	Vivo Ventures V, LLC, its General Partner
By:	/s/ Albert Cha
Name: Albert Cha Title: Managing Member